SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

                              TAT Technologies Ltd.

6-K Items

1. Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held August 18, 2008 mailed July 14, 2008.

2.   Form of TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                                   ----------

              NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of TAT Technologies Ltd.:

     We are pleased to invite you to the 2008 Annual General Meeting of Shareholders to be held on Monday, August 18, 2008 at 10:00 a.m. Israel time, at the offices of KMN Holdings Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, for the following purposes:

     (1) To elect each of Mr. Giora Inbar, Mr. Avraham Ortal, Mr. Eran Saar and Ms. Daniela Yaron-Zoller to serve as a director, to hold office until our 2009 Annual General Meeting of Shareholders and until their successors are elected and qualified;

     (2) To elect Mr. Avraham Shani to serve as an outside director for an initial three-year term expiring at our 2011 Annual General Meeting of Shareholders;

     (3) To approve an agreement by and between us and TAT Industries for the purchase of 15% of the outstanding ordinary shares of Bental Industries Ltd. from TAT Industries Ltd;

     (4) To ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

     (5) To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2007.

          The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

          Shareholders of record at the close of business on July 9, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                              By Order of the Board of Directors

                                              Aya Ben David,
                                              Secretary
July 11, 2008

                              TAT TECHNOLOGIES LTD.

                                   P.O. Box 80
                              Gedera 70750, Israel

                                   ----------

                                 PROXY STATEMENT

              NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Monday, August 18 at 10:00 a.m. Israel time, at the offices of KMN Holdings Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and any adjournments thereof.

     This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 14, 2008.

PURPOSE OF THE ANNUAL GENERAL MEETING

     At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of four directors for terms expiring at our 2009 Annual General Meeting of Shareholders.; (ii) election of one outside director for an initial three-year term expiring at our 2011 Annual General Meeting of Shareholders; (iii) approval of an agreement by and between us and TAT Industries for the purchase of 15% of the outstanding ordinary shares of Bental Industries Ltd. from TAT Industries; and (iv) ratification and approval of the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

     We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on July 9, 2008, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

QUORUM AND VOTING

     As of July 9, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,547,671 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the election of the nominees for director and each of the proposals, except as otherwise stated in the proposal.

                              ELECTION OF DIRECTORS
                           (ITEM 1 ON THE PROXY CARD)

     Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of six directors, including two outside directors appointed in accordance with the Israeli Companies Law (see Item 2 below regarding outside directors). Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

     In January 2008, following a change in the control of our company in December 2007 eight new directors were elected by our Board of Directors, including Mr. Giora Inbar, who was appointed as the Chairman of our Board of Directors. At such time, the former Chairman of our Board of Directors, Mr. Shlomo Ostersetzer, the former Vice Chairman of our Board of Directors and Chief Executive Officer, Mr. Dov Zeelim, and five other directors resigned from our Board of Directors. In June 2008, our Board of Directors determined to streamline composition of our Board of Directors, and Messrs. Mordechai Bones, Shimon Barkama, Meir Dvir, Amiram Eliasaf and Golan Kashi resigned from our Board effective as of July 1, 2008.

     At the Meeting, shareholders are being asked to elect the following current directors, Messrs. Giora Inbar, Avraham Ortal and Eran Saar and Ms. Daniela Yaron-Zoller, to hold office until our 2009 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for election at the Meeting were elected to serve in such capacity by our Board of Directors in January 2008.

     Under the Israeli Companies Law the board of directors of a public company is required to determine the minimum number of directors with ``accounting and financial expertise'' who will serve on the board. Our Board of Directors determined that at least two directors must have ``accounting and financial expertise,'' as such term is defined by regulations promulgated under the Israeli Companies Law.

     We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since TAT Industries Ltd., or TAT Industries, holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect each of the nominees named above. The vote for each of the nominees for director will be separate.

     Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held. There was no change in the information below with respect to the four directors, from the information provided in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008.

     BRIGADIER GENERAL (RES.) GIORA INBAR (52) was elected as the Chairman of our Board of Directors by our Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the Chairman of the Board of Directors of Isal Amlat, our controlling shareholder, and as the Chief Executive Officer of KMN Holdings Ltd., the parent of Isal Amlat. Brigadier General (Res.) Inbar also serves as Chairman of the Board of Directors of a number of companies in the KMN Group, including our parent company TAT Industries and our majority owned subsidiary Limco-Piedmont. Brigadier General (Res.) Inbar served as the Division Commander of the Northern Command of the Israeli Defense Forces from 1995 through 1998. During the 25 years of his service, he also served as a commander of special operations units. Brigadier General (Res.) Inbar holds a B.A. degree and an M.B.A. degree in Business Administration from Haifa University and is also a graduate of the U.S. Army War College.

     DR. AVRAHAM ORTAL (41) was elected as a director by our Board of Directors in January 2008. Since February 2008, Dr. Ortal has served as the Chief Executive Officer of Mofet Holdings Ltd., an 80.38% subsidiary of KMN Holdings Ltd., the parent of Isal Amlat, and as the Vice President of KMN Holdings Ltd., and is responsible for all of its international operations. Dr. Ortal also serves on the Board of Directors of Mofet Holdings Ltd., our parent company TAT Industries and our majority owned subsidiary Limco-Piedmont. From March 1999 to January 2008, Dr. Ortal was a partner in the law firm of Zellermayer, Pelossof & Co. of Tel Aviv, Israel. While at Zellermayer, Pelossof & Co., Dr. Ortal specialized in international business and finance transactions. Prior to joining Zellermayer, Pelossof & Co., Dr. Ortal was an associate at the New York law firm Davis Polk & Wardell and was an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree from Duke University School of Law and an S.J.D. degree from Duke University.

     ERAN SAAR (35) was elected as a director by our Board of Directors in January 2008. Since June 2006, Mr. Saar has served as the Chief Executive Officer of Isal Amlat, our controlling shareholder, and as Chief Financial Officer of KMN Holdings Ltd., the parent of Isal Amlat. Mr. Saar serves as a member of the Board of Directors of seven companies in the KMN Group, including our parent company TAT Industries. From 2005 to 2006, Mr. Saar served as the deputy director of the corporate finance department of the Israeli Securities Authority. Mr. Saar holds a B.A. degree in Law and Accounting and an M.B.A. degree, both from the Hebrew University of Jerusalem.

     DANIELA YARON-ZOLLER (42) was elected as a director by our Board of Directors in January 2008 and is a member of our Audit Committee. Ms. Yaron-Zoller currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms. Yaron-Zoller also serves as a member of the Board of Directors of several companies in the KMN Group, including our parent company, TAT Industries, and of Mekorot Water Company Ltd. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED HEREIN.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     None of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

     As of July 9, 2008, one director held options to purchase an aggregate of 5,000 ordinary shares at an exercise price of $1.625 per share. Such options have vested and will expire on January 19, 2009. The options were issued under our 1999 Stock Purchase Plan.

     Isal Amlat, a company organized under the laws of the State of Israel, is the beneficial holder of 65.11% of our outstanding shares, of which 9.85% are held directly by it and 55.26% are held directly by our parent company TAT Industries. Accordingly, Isal Amlat ultimately controls our company.

     The following table sets forth certain information as of July 9, 2008 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares.

                                                Number of
                                              Ordinary Shares
                                               Beneficially      Percentage of
Name                                             Owned(1)        Ownership(2)
--------------------------------------          ---------         ---------

Isal Amlat Investments (1993) Ltd. (3)          4,263,508          65.11%
TAT Industries (4)                              3,618,508          55.26%

     ----------

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) The percentages shown are based on 6,547,671 ordinary shares issued and outstanding as of July 9, 2008.

     (3) Includes 645,000 ordinary shares held directly by Isal Amlat and 3,618,508 ordinary shares held directly by TAT Industries, which is 79,26% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,263,508 ordinary shares held directly by itself and TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 59.95% controlled by Ron Elroy.

     (4) TAT Industries is 79.26% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,618,508 ordinary shares held directly by TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 59.95% controlled by Ron Elroy.

AUDIT COMMITTEE

     Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder's relatives.

     In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

     Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

     Our Audit Committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current Audit Committee members are Messrs. Rami Daniel and Michael Shevi, our outside directors under Israeli law, and Ms. Daniela Yaron-Zoller. Our Board of Directors has determined that both Rami Daniel and Michael Shevi qualify as audit committee financial experts, as defined by rules of the Securities and Exchange Commission. The Audit Committee meets at least once each quarter.

EXECUTIVE COMPENSATION

     The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

                                         Salaries, fees,        Pension,
                                          Commissions        retirement and
                                          and bonuses       similar benefits
                                          -----------          ---------

All directors and executive
   officers as a group (15 persons)       $ 3,738,000          $ 281,000

     During the year ended December 31, 2007, we paid our directors a per meeting attendance fee of NIS 1,270 (approximately $3,110), plus an annual fee of NIS 24,574 (approximately $6,016).

     As of December 31, 2007, one director held options to purchase an aggregate of 5,000 ordinary shares at an exercise price of $1.625 per share. Such options have vested and will expire on January 19, 2009. The options were issued under our 1999 Stock Purchase Plan.

     At our 2007 annual general meeting of shareholders, our shareholders approved the grant by our subsidiary Limco-Piedmont of options to purchase shares of Common Stock of Limco Piedmont at $11.00 per share (the price to the public in the initial public offering of Limco-Piedmont) to each of Messrs. Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, and Gillon Beck, a former director, in consideration for their efforts and contributions to Limco Piedmont. Messrs. Zeelim and Beck were granted options to purchase 35,000 and 30,000 shares of Common Stock of Limco Piedmont, respectively. Such options expired without being exercised upon the resignation of Messrs. Zeelim and Beck from their respective offices in May 2008 and December 2007, respectively.

     Pursuant to their former employment agreements, the former Chairman of our Board of Directors and our former President, Mr. Shlomo Ostersetzer, and the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, Mr. Dov Zeelim, were each entitled to a bonus of 2.5% of our annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2007, 2006 and 2005, we paid to Messrs. Ostersetzer and Zeelim in the aggregate approximately $462,035, $517,730 and $292,298, respectively, which amounts were divided equally between them.

     At our 2007 annual general meeting of shareholders, our shareholders approved the grant of a special bonus in the amount of $25,000 to Mr. Eran Frenkel, in consideration for his efforts and contributions to Limco-Piedmont.

     In May 2008, our Audit Committee and Board of Directors approved, effective as of January 1, 2008, the payment to all of our directors other than our two outside directors (within the meaning of Israel law) and Messrs. Giora Inbar, Golan Kashi, Dr. Avraham Ortal and Eran Saar, of a service fee equal to the highest applicable annual remuneration and per meeting attendance fee as provided by Israeli law from time to time. The compensation was approved without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND SERVICES AGREEMENT

     In February 2000, we entered into an agreement with TAT Industries, our controlling shareholder, to purchase its operations relating to the manufacture of aviation accessories and for the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries before they were transferred to us and who continue to provide such services.

     In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we lease from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of manufacturing, office and storage space, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries an annual rental fee of $300,000, with an additional incremental payment of 2% per year, such rental fee is subject to revaluation every fifth year. In 2006, the rental fee was revaluated by a real estate appraiser, and as a result the base fee was increased to $316,200 per year. The rental fee will be revaluated again in 2010.

OTHER TRANSACTIONS

     Prior to December 31, 2007, our Israeli operations employed the services of a purchasing agent, Gal Tech Inc., or Gal Tech, a company owned by Messrs. Shlomo Ostersetzer and Dov Zeelim, former directors and officers of our company, and Israel Ofen, an officer of our company. According to an export agreement, dated April 14, 1992, Gal Tech was entitled to a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech would not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2007, 2006 and 2005, we paid approximately $442,224, $387,000 and $537,000, respectively, to Gal Tech, in accordance with such agreement. Ifat Frenkel (the daughter of Dov Zeelim, the former Vice Chairman of our Board of Directors and our former Chief Executive Officer) was the President of Gal Tech from January 1, 2003 to July 2006 and since August 2006, she has served as an officer of Gal Tech. The export agreement was terminated by the parties as of December 31, 2007.

     Pursuant to their former employment agreements, the former Chairman of our Board of Directors and our former President, Mr. Shlomo Ostersetzer, and the former Vice Chairman of our Board of Directors and our former Chief Executive Officer, Mr. Dov Zeelim, were each entitled to a bonus of 2.5% of our annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2007, 2006 and 2005, we paid to Messrs. Ostersetzer and Zeelim in the aggregate approximately $462,035, $517,730 and $292,298, respectively, which amounts were divided equally between them.

     Ta-Top, a former major shareholder, provided us with management and consulting services in consideration for the lesser of: (i) 3% of our consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the years ended December 31,2007, 2006 and 2005, we paid Ta-Top $250,000, $250,000 and $175,379, respectively, for such services. The agreement was terminated by the parties as of December 31, 2007.

OTHER RELATIONSHIPS

     Mr. Israel Ofen, Executive Vice President and our Chief Financial Officer, also serves as the general manager of TAT Industries.

     Mr. Giora Inbar, the Chairman of our Board of Directors, Mr. Shmuel Fledel, our Chief Executive Officer, Dr. Avraham Ortal, a member of our Board of Directors, and Mr. Israel Ofen, Executive Vice President and our Chief Financial Officer, also serve on the Board of Directors of Limco-Piedmont.

                          ELECTION OF OUTSIDE DIRECTOR
                           (ITEM 2 ON THE PROXY CARD)

     Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, (excluding service as an outside director of a company that is offering its shares to the public for the first time).

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

     At least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Messrs. Michael Shevi and Rami Daniel were reelected to serve as outside directors of our company at our 2007 annual general meeting of shareholders for a second three-year term expiring at 2010 annual general meeting of shareholders, following which the service of Messrs. Shevi and Daniel as outside directors may not be extended. On July 1, 2008, Mr. Shevi informed us that effective as of the election of his successor he will resign as our outside director due to other commitments.

     Accordingly, at the Meeting, shareholders will be asked to elect Mr. Avi Shani as an outside director of our company for an initial three-year term expiring at our 2011 annual general meeting of shareholders.

     MR. SHANI (60) has served as Senior Vice President of Business Development and Chief Economist of IDB Development Corporation from July 2000 to October 2004. From February 2005 until February 2008, Mr. Shani served as the Chief Executive Officer of TCM Mobile. Mr. Shani serves as a member of the Board of Directors of Pesagot-Gadish Provident Fund, Calanit - Carmon Ltd. and Clal Finance Hedge Funds. Mr. Shani holds a B.A. degree in Economics and an M.B.A. from the Tel-Aviv University.

     Our Board of Directors has determined that Messrs. Daniel and Shani each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Daniel and Mr. Shani have accounting and financial expertise, as such terms are defined by regulations promulgated under the Israeli Companies Law.

     The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

     We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEE FOR OUTSIDE DIRECTOR.

    APPROVAL OF AN AGREEMENT WITH TAT INDUSTRIES OUR CONTROLLING SHAREHOLDER,
              FOR THE PURCHASE OF SHARES OF BENTAL INDUSTRIES LTD.
                           (ITEM 3 ON THE PROXY CARD)

     Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders.

     On March 27, 2008, we entered into an agreement with Bental Investments Cooperative Agricultural Society Ltd., or Bental Investments, to purchase from it 27% of the outstanding shares of Bental Industries Ltd., or Bental Industries, an Israeli company that specializes in innovative motion technologies for military and aviation and a leading supplier in its field to Israel's defense industries. In consideration for such ownership interest, we agreed to pay $3,375,000 upon consummation of the transaction. In addition, Bental Investments agreed to grant us a call option to purchase an additional 18% of the outstanding shares of Bental Industries held by it, in up to four installments, in consideration of $2,250,000. The consideration for the option shares will bear interest of 2% per annum. The call option will be valid for a period of four years commencing as of January 1, 2009. We agreed to grant to Bental Investments a put option in the amount of $2,137,500, valid for a period of two years as of January 1, 2011. We agreed that for the foregoing amounts, the exchange rate of the U.S. dollar to the NIS will range between $1=NIS 3.70-3.95. If the exchange rate is less than NIS 3.70, then the foregoing amounts will be increased proportionately, if the rate is more than NIS 3.95 then the amounts will be decreased proportionately and if the exchange rate is within the above range, the amounts will remain intact. In the event that during the three year period following the closing of the transaction we consummate an "exit," as such term is defined in the agreement, Bental Investments will be entitled to additional consideration for the shares and call option shares (if purchased) equal to a certain percentage of the difference between the price per share that we paid for such shares and the price per share paid in the exit transaction (30% if the exit is within one year of the closing, 20% if the exit is within two years of the closing and 10% if the exit is within three years of the closing). On April 15, 2008, we entered into an agreement to purchase an additional 10% of the outstanding shares of Bental Industries from Mivtach Shamir Investments (1993) Ltd., or Mivtach, in consideration for $1,225,000. We agreed that the exchange rate of the dollar to the NIS will range between $1=NIS 3.70-3.95, as described above.

     The foregoing transactions with Bental Investments and Mivtach were consummated on May 21, 2008, as a result of which we currently hold 37% of the outstanding shares of Bental Industries and a call option to purchase an additional 18% of the outstanding shares of Bental Industries.

     Our Audit Committee and Board of Directors have approved, subject to shareholder approval, our entering into an agreement with TAT Industries, our parent company, for the purchase of 15% of the outstanding ordinary shares of Bental Industries, which are held by it, in consideration for $1,837,500. The price per share and the exchange rate of the dollar to the NIS are the same as the price per share and the exchange rate in the third party transactions we entered into with the unrelated parties as described above.

     Our Audit Committee and Board of Directors believe that the terms of the agreement with TAT Industries are comparable to terms of the share purchase agreements we have entered into with the unrelated parties as described above and are at arm's length, and that entering into such agreement is in our best interest.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, to approve the agreement with TAT Industries for the purchase of 15% of the outstanding ordinary shares of Bental Industries, held by it in consideration for $1,837,500."

     Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution (excluding the vote of abstaining shareholders) include at least one-third of the non-interested shareholders with respect to such proposal represented and voting on the matter, or (ii) the total shareholdings of the non-interested shareholders with respect to such proposal who vote against the resolution (excluding the vote of abstaining shareholders) must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares. In the proxy card attached to this proxy statement you will be asked to indicate whether you have a personal interest in this transaction.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE FOREGOING RESOLUTION.

                             APPOINTMENT OF AUDITORS
                           (ITEM 4 ON THE PROXY CARD)

     We first appointed Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as our independent auditors in 2006. Baker Tilly Oren Horowitz & Co., C.P.A. has no relationship with us or any of our affiliates except as auditors.

     At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Baker Tilly Oren Horowitz & Co., C.P.A. as our independent registered public accountants for the fiscal year ending 2008, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Baker Tilly Oren Horowitz & Co., C.P.A. familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Baker Tilly Oren Horowitz & Co., C.P.A. has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

     At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2007, we paid Baker Tilly Oren Horowitz & Co., C.P.A., approximately $437,389 for audit services, $52,000 for audit-related services and $12,500 for tax-related services.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the appointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the independent public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2008, be and hereby is ratified and approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board if Directors the authority to determine the remuneration of such auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act and the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

     REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT AND FINANCIAL STATEMENTS

     At the Meeting, our Auditor's Report and Financial Statements for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

     COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE, P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AYA BEN DAVID, SECRETARY.

                                              By Order of the Board of Directors

                                              Aya Ben David
                                              Secretary

Date: July 11, 2008

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                 AUGUST 18, 2008

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Aya Ben-David attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 18, 2008 at 10:00 a.m. at the offices of KMN Holdings Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (I) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (II) PROPOSALS 2 THROUGH 4 SET FORTH ON THE REVERSE. VOTES CAST FOR PROPOSAL 3 WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                 AUGUST 18, 2008

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of four Directors for terms expiring in 2009.

NOMINEES:
                                              FOR      AGAINST    ABSTAIN

         Giora Inbar                          [_]        [_]        [_]

         Avraham Ortal                        [_]        [_]        [_]

         Eran Saar                            [_]        [_]        [_]

         Daniela Yaron-Zoller                 [_]        [_]        [_]

2.   To elect Avi Shani as an outside director.

     [_] FOR       [_] AGAINST       [_] ABSTAIN

PURSUANT TO ISRAELI LAW, IN ORDER TO ENSURE SPECIFIC MAJORITY REQUIREMENTS WE ARE REQUIRED TO ASK YOU IF YOU HAVE A PERSONAL INTEREST (AS DESCRIBED IN THE PROXY STATEMENT) WITH RESPECT TO PROPOSAL 3.

3. To approve the agreement with TAT Industries for the purchase of 15% of the outstanding ordinary shares of Bental Industries Ltd., held by it in consideration for $1,837,500.

     [_] FOR       [_] AGAINST       [_] ABSTAIN

Do you have a personal interest with respect to Proposal 3? YES ____ NO _____

4. To ratify and approve the reappointment of Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the Company's independent registered public accountants for the year ending December 31, 2008 and to authorize the Company's Board of Directors to delegate to its Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

     [_] FOR       [_] AGAINST       [_] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TAT TECHNOLOGIES LTD.
                                                     (Registrant)


                                                     By: /s/ Shmuel Fledel
                                                     ---------------------
                                                     Shmuel Fledel
                                                     Chief Executive Officer

Date: July 14, 2008